Exhibit 99.1
VILLAGE SUPER MARKET, INC.
REPORTS RESULTS FOR THE FIRST QUARTER ENDED
OCTOBER 29, 2011

Contact:	Kevin Begley, CFO
(973) 467-2200, Ext. 220
kevin.begley@wakefern.com

Springfield, New Jersey – December 7, 2011 – Village Super Market, Inc. (NSD-VLGEA) today reported its results of operations for the first quarter ended October 29, 2011.

Net income was $6,736,000 in the first quarter of fiscal 2012, an increase of 71% from the first quarter of the prior year.  Net income increased primarily due to strong same store sales, higher gross profit as a percentage of sales and lower operating expenses as a percentage of sales.  Net income increased despite losses in the two new Maryland stores in their first full quarter as sales in Maryland are lower than expected and we invest to build market share and brand awareness.

Sales were $342,737,000 in the first quarter of fiscal 2012, an increase of 11.5% compared to the first quarter of the prior year.  Sales increased due to the two new stores in Maryland and a same store sales increase of 8.1%.  Same store sales increased due to higher sales in six stores due to store closings by competitors during fiscal 2011, increased transaction size due to inflation, increased customer counts, and improved sales in the Washington and Marmora stores, which opened in recent fiscal years.  Sales continue to be impacted by changing consumer behavior due to economic weakness and high unemployment, which has resulted in increased sale item penetration and trading down. Village expects same store sales in fiscal 2012 to increase from 4.0% to 6.0%, with larger increases in the first half of the year.  The impact of the competitive store closings that occurred in fiscal 2011 and inflation are expected to moderate in the second half of fiscal 2012.

Gross profit as a percentage of sales increased to 27.1% in the first quarter of fiscal 2012 compared to 26.3% in the first quarter of the prior year due to decreased warehouse assessment charges from Wakefern, increased department gross margin percentages, improved product mix and lower promotional spending.  These improvements were partially offset by increased LIFO charges in the current fiscal year.

 Operating and administrative expense as a percentage of sales decreased to 22.1% in the first quarter of fiscal 2012 compared to 22.5% in the first quarter of the prior year primarily due to lower payroll and benefit costs and operating leverage from the 8.1% same store sales increase.  These improvements were partially offset by higher advertising and store opening costs for the new stores in Maryland.

Village Super Market operates a chain of 28 supermarkets under the ShopRite name in New Jersey, Maryland and eastern Pennsylvania.

All statements, other than statements of historical fact, included in this Press Release are or may be considered forward-looking statements within the meaning of federal securities law.  The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from future results, whether expressed, suggested or implied by such forward-looking statements.  The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ from the forward-looking statements: local economic conditions; competitive pressures from the Company’s operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; the availability of capital; the liquidity of the Company; the success of operating initiatives; consumer spending patterns; the impact of higher energy prices; increased cost of goods sold, including increased costs from the Company’s principal supplier, Wakefern; the results of litigation; the results of tax examinations; the results of union contract negotiations; competitive store openings and closings; the rate of return on pension assets; the success of establishing ShopRite’s presence in the Maryland market; and other factors detailed herein and in the Company’s filings with the SEC.

VILLAGE SUPER MARKET, INC.
CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
(in Thousands except Per Share Amounts) (Unaudited)

	13 Weeks Ended	13 Weeks Ended
	October 29, 2011	October 30, 2010

Sales	$342,737	$307,397

Cost of sales	249,861	226,470

Gross profit	92,876	80,927

Operating and administrative expense	75,901	69,077

Depreciation and amortization	4,773	4,536

Operating income	12,202	7,314

Interest expense	(1,184)	(1,068)

Interest income	625	524

Income before income taxes	11,643	6,770

Income taxes	4,907	2,836

Net income	$6,736	$3,934

Net income per share:
Class A common stock:
Basic	$.59	$.35
Diluted	$.49	$.29

Class B common stock:
Basic	$.38	$.23
Diluted	$.38	$.23

Gross profit as a % of sales	27.1%	26.3%

Operating and administrative expense as a % of sales	22.1%	22.5%